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                         DEPARTMENT OF NATURAL RESOURCES

                    EFFICIENCY AND ALTERNATIVE ENERGY PROGRAM
                             CONTRIBUTION AGREEMENT

                       THIS AGREEMENT is made in duplicate

BETWEEN:

                  HER MAJESTY THE QUEEN IN RIGHT OF CANADA ("CANADA"), represented by the Minister of Natural Resources,

AND:

                  HYDROGENICS CORPORATION, incorporated under the laws in force in the Province of ONTARIO, (the "PROPONENT").

                  WHEREAS Canada wishes to encourage the adoption of energy efficiency and renewable energy technologies in all sectors of the Canadian economy and has established the Efficiency and Alternative Energy Program for this purpose;

                  WHEREAS Canada and the Proponent agree that for the Proponent to develop and implement the Project as described in Schedule A, the Proponent will require financial assistance from Canada;

                  AND WHEREAS Canada is willing to provide financial assistance towards the total Eligible Costs of the Project in the manner and upon the terms and conditions hereinafter set forth;

                  NOW, THEREFORE, Canada and the Proponent agree as follows:

1.       INTERPRETATION

1.1      In this Agreement:

         "AGREEMENT" means this Agreement and the attached Schedules A, B and C;

         "BANK RATE" means the discount rate of interest set by the Bank of Canada and shall be one that is prevailing at noon on the date a payment becomes overdue;

         "COMPLETION DATE" means the date specified in Article 3.2;

         "ELIGIBLE COSTS" means any cost incurred by the Proponent in the period between AUGUST 1, 2002 and MARCH 31, 2004 in relation to the Project and which is listed in Schedule B;

         "FISCAL YEAR" means the period beginning on April 1 of any year and ending on March 31 in the next year;

         "INTELLECTUAL PROPERTY" means any information developed in performance of the Project including, without limitation, data, techniques, methods, processes, know-how, inventions, designs, formulae, photographs, drawings, plans, specifications, reports, studies, technical and procedural manuals, programs including computer hardware and software and source code, whether susceptible to copyright or not, and all patents, copyrights, trademarks, and industrial designs arising therefrom;

         "MINISTER" means the Minister of Natural Resources and includes any duly authorized officers or representatives;

         "PROJECT" means the Project described in Schedule A;

         "PROPOSAL" means a written proposal including at least a background, purpose, work description, results expected and a budget, which is accepted by the Minister for a specific Project; and

         "REVENUE" means all considerations received by the Proponent from any person or party in respect of the licensing, selling and marketing of fuel cell engine modules for transit buses, less returns actually credited and any applicable sales taxes.

EAE Program Agreement (Repayable Contribution)                     June 10, 2003

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2.       REPRESENTATIONS AND WARRANTIES

2.1 The Proponent represents and warrants that all factual matters contained in the Proposal and all material submitted in support are true and accurate, and that all estimates, forecasts and other related matters involving judgement were prepared in good faith and to the best of its ability, skill and judgement.

3.       CONDUCT OF PROJECT

3.1 The Proponent shall carry out the Project promptly, diligently and in a professional manner and in accordance with the terms and conditions of this Agreement.

3.2      The Proponent shall complete the Project by MARCH 31, 2004.

3.3 The Proponent shall comply with all federal, provincial and municipal laws in relation to the Project.

4.       CONTRIBUTIONS

4.1 Notwithstanding any other provision of this Agreement, Canada's liability under this Agreement shall not in any circumstances exceed $2,000,000.

4.2 Notwithstanding any other provision of this Agreement, Canada may reduce or cancel its financial contribution to the Project upon written notice to the Proponent in the event that the funding levels for the Department of Natural Resources are changed by Parliament during the term of this Agreement.

4.3 Subject to the terms and conditions of this Agreement, Canada shall make a contribution to the Proponent towards the Eligible Costs of the Project in accordance with Article 5 and Schedule B.

4.4 Subject to the terms and conditions of this Agreement, in order to be eligible to receive a full contribution as described herein, the Proponent must submit its final claim for payment on or before APRIL 15, 2004.

4.5 Canada may reduce its contribution by such an amount as the Minister may decide if the Proponent receives contributions or payments in respect of the Project covered by this Agreement in addition to, or from sources other than, those named in its Proposal.

5.       METHOD OF PAYMENT

5.1 Subject to Article 5.2, following receipt of a claim, acceptable to the Minister, for payment of Eligible Costs paid by the Proponent, accompanied by copies of invoices, vouchers, and any other documents that the Minister may require, Canada shall pay its contribution towards the Eligible Costs of the Project.

5.2      Canada shall withhold 5% from any payment under Article 5.1 until:

         (a) the Project has been completed to the satisfaction of the Minister;

         (b) a final report documenting the completion of the Project has been received and approved by the Minister; and

         (c) the Minister has approved a final statement of Eligible Costs paid in respect of the Project.

5.3      The Proponent shall submit claims for payment on a quarterly basis.

6.       REPAYMENT OF CONTRIBUTION

6.1 The Proponent shall pay to Canada TWO PER CENT (2%) of the Revenue received by the Proponent.

6.2 Notwithstanding any other provision of this Agreement, Article 6.1 shall remain in effect for a period of 10 years or until Canada has received an amount equal to the contributions made pursuant to Article 4, whichever occurs first.

6.3 The Proponent shall submit Revenue reports and payments to Canada as described in Schedule C for the period set out in Article 6.2.

6.4 The Proponent agrees that all considerations to be received by the Proponent in respect of the licensing, selling, marketing or commercialization of the Intellectual Property shall be established in a bona fide arm's length transaction between parties.

EAE Program Agreement (Repayable Contribution)                     June 10, 2003

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7.       ACCOUNTS AND AUDIT

7.1 Prior to the Completion Date of the Project and for three years after the period described in Article 6.2, the Proponent shall:

         (a) keep proper books, accounts and records of its Revenue and any contributions received and expenses incurred and paid in connection with the Project and shall keep its invoices, receipts and vouchers relating thereto;

         (b) keep proper and accurate records relating to the environmental impact (if any) of the Project; and

         (c) on demand, make available to the Minister such books, accounts, records, invoices, receipts and vouchers referred to above and permit the Minister to examine and audit and take copies and extracts from such documents.

7.2 If any discrepancy is identified between the amounts paid by Canada and the amounts actually payable under this Agreement, the appropriate adjustments shall be promptly made between the parties. If there has been an overpayment by Canada, the amount of the overpayment shall constitute a debt due to Canada and may be so recovered.

8.       INTELLECTUAL PROPERTY

8.1 Subject to Articles 8.2, 8.3 and 12.1, title to all Intellectual Property shall be vested in the Proponent.

8.2 The Proponent hereby grants to Canada a non-exclusive, royalty-free licence in perpetuity to use or sublicense the use of any Intellectual Property for any purpose, which licence Canada may not exercise until three years after the Completion Date and then only if in the Minister's sole opinion the Proponent has failed to take reasonable steps to develop and market in Canada the products, processes or services to which the Intellectual Property relates.

8.3 The Proponent shall supply to Canada copies of all reports, documents and publications arising out of the performance of the Project; and the right to the copyright in all such reports, documents and publications shall be vested in Canada which hereby grants to the Proponent a non-exclusive, royalty-free licence to copy and publish the material provided that Canada's financial support is prominently acknowledged in any publication.

8.4 The Proponent shall ensure that any moral rights in the reports, documents and publications arising out of the performance of the Project are irrevocably waived in favour of Canada.

8.5 Except with the written consent of the Minister, the Proponent shall not license the Intellectual Property to any government other than the Government of Canada or to any person, corporation, partnership or business for the purpose of manufacturing outside Canada the products or processes resulting from the Project, and shall place the same restrictions on any authorized licensee.

8.6 If the Proponent elects not to retain ownership of or use any Intellectual Property, the Proponent shall notify the Minister of this election and shall, if the Minister so requires, assign and transfer the Intellectual Property to Canada, whereupon Canada will grant the Proponent a non-exclusive, royalty-free licence to use the Intellectual Property solely for internal purposes, if so requested by the Proponent.

9.       INDEMNITY

9.1 The Proponent shall indemnify and save harmless Canada and its Ministers, officers, employees and agents from and against any and all claims, damages, loss, costs and expenses which they or any of them may at any time incur or suffer as a result of or arising out of any injury to persons (including injuries resulting in death) or loss of or damage to property which may be or be alleged to be caused by or suffered as a result of the carrying out of the Project or any part thereof, except to the extent caused by a breach of duty of Canada or its Ministers, officers, employees or agents.

9.2 The Proponent shall indemnify and save harmless Canada and its Ministers, officers, employees and agents from and against any and all claims, damages, loss, costs and expenses which they or any of them may at any time incur or suffer as a result of or arising out of any claim, demand or action for the infringement or alleged infringement of any patent, registered industrial design, copyright or other intangible property based upon the use thereof by the Proponent or upon the use of the Intellectual Property by Canada in accordance with the terms of this Agreement.

EAE Program Agreement (Repayable Contribution)                     June 10, 2003

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9.3      The Proponent shall indemnify and save harmless Canada and its
         Ministers, officers, employees and agents from and against any and all claims, damages, loss, costs and expenses which they or any of them may at any time incur or suffer as a result of or arising out of any claim, demand or action made by a third party against them or any of them based upon Canada's capacity as a provider of financial assistance under this Agreement, including without limitation, any claim in respect of materials or services provided by a third party to the Proponent or to a subcontractor of the Proponent.

10.      ACCESS

10.1 The Proponent shall ensure that the Minister has access during normal working hours to any premises or place where the Project is being carried out for the purposes of inspecting and assessing the progress of the Project and all matters pertaining thereto.

11.      REPORTING

11.1 The Proponent shall submit Project reports satisfactory to the Minister in accordance with the provisions of Schedule C or as otherwise requested by the Minister.

11.2 Upon completion of the Project, the Proponent shall provide the Minister with a declaration as to whether the Proponent received contributions or payments in respect of the Project in addition to, or from sources other than, those named in its Proposal.

11.3 The Proponent shall declare to the Minister any amounts owing under any legislation or contribution agreements by the Proponent to the Government of Canada and Canada may set-off any such amounts owing to the Government of Canada.

12.      DEFAULT

12.1 If, in the opinion of the Minister, there has been a misrepresentation or a breach of warranty under Article 2, or the Proponent fails to proceed diligently with the Project, or is otherwise in default in carrying out any of the terms, conditions, covenants, or obligations of this Agreement, or if the Proponent becomes bankrupt or insolvent, or has a receiving order made against it (either under the Bankruptcy and Insolvency Act or otherwise), or a receiver is appointed, or the Proponent makes an assignment for the benefit of creditors, or if an Order is made or a Resolution passed for the winding up of the Proponent, or if the Proponent takes the benefit of any statute for the time being in force relating to bankrupt or insolvent debtors, the Minister may, by giving notice in writing to the Proponent, exercise any or all of the following remedies:

         (a)      terminate the whole or any part of this Agreement;

         (b) terminate the obligation on the part of Canada to pay any monies in respect of the Project, including monies due or accruing due;

         (c) direct the Proponent to repay forthwith all or any part of monies paid by Canada pursuant to this Agreement and that amount is a debt due to Canada and may be so recovered;

         (d) request the Proponent to assign all rights in the Intellectual Property and the Proponent shall, if so requested, do so; and

         (e) request the Proponent to transfer to Canada title to all or any of the equipment and supplies purchased by the Proponent to carry out the Project and funded by Canada under this Agreement, and the Proponent shall, if so requested, do so.

12.2     In the event of a termination of this Agreement by the Minister under
         Article 12.1, Canada may, in the discretion of the Minister, pay to the Proponent Canada's share of the Eligible Costs of the Project completed to the date of termination.

EAE Program Agreement (Repayable Contribution)                     June 10, 2003

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13.      SALE OF PROPERTY

13.1 If, prior to the Completion Date of the Project, the Proponent sells, leases, or otherwise disposes of any property other than Intellectual Property, where the cost of the property is part of the Eligible Costs under the Project to which Canada has contributed under this Agreement, the Proponent shall immediately notify the Minister in writing of the disposition and, if the Minister so requires, the Proponent shall share with Canada the proceeds of the disposition in the same ratio as that of Canada's contribution to the purchase of the property, except that Canada's share shall not exceed its contribution under this Agreement.

14.      SUBCONTRACTS

14.1 Except as provided in the Proposal, the Proponent shall not subcontract all or any part of the Project funded by Canada unless the Proponent has obtained the prior written consent of the Minister. Every subcontract entered into by the Proponent shall provide that the subcontractor shall comply with the terms and conditions of this Agreement which are applicable to the subcontract.

15.      ACKNOWLEDGEMENT

15.1 The Proponent will acknowledge the financial support of Canada in all public information produced as part of the Project.

16.      NOTICES

16.1 The claims for payment, requests, notices, and information referred to in this Agreement shall be sent in writing or by any method of telecommunication and, unless notice to the contrary is given, shall be addressed to the party concerned at the following address:

                  TO CANADA:

                           Natural Resources Canada
                           580 Booth St., 13th Floor
                           Ottawa, Ontario
                           K1A 0E4

                           Attention: Gary Baker

                           Telephone: (613) 992-4108
                           Facsimile: (613) 996-9416
                           Email:     gabaker@nrcan.gc.ca

                  TO THE PROPONENT:

                           Hydrogenics Corporation
                           5985 McLaughlin Road
                           Mississauga, Ontario
                           L5R 1B8

                           Attention: Rob Del Core

                           Telephone: (905) 361-3671
                           Facsimile: (905) 361-3626
                           Email:     rdelcore@hydrogenics.com

16.2 Notices, requests and documents are deemed to have been received, if sent by registered mail, when the postal receipt is acknowledged by the other party; by facsimile or electronic mail, when transmitted and receipt is confirmed; and by messenger or specialized courier agency, when delivered.

17.      LEGAL RELATIONSHIP

17.1 Nothing contained in this Agreement shall create the relationship of principal and agent, employer and employee, partnership or joint venture between the parties.

17.2 The Proponent shall not make any representation that the Proponent is an agent of Canada and shall ensure that the members of the Proponent do not make any representation that could reasonably lead any member of the public to believe that the Proponent or its members or contractors are agents of Canada.

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18.      TIME OF ESSENCE

18.1     Time is of the essence of this Agreement.

19.      MEMBERS OF THE HOUSE OF COMMONS

19.1 No Member of the House of Commons shall be admitted to any share or part of this Agreement or to any benefit to arise therefrom.

20.      CONFLICT OF INTEREST

20.1 It is a term of this Agreement that no individual, for whom the post-employment provisions of the Conflict of Interest and Post-Employment Code for Public Office Holders or the Conflict of Interest and Post-Employment Code for the Public Service apply, shall derive a direct benefit from this Agreement unless that individual is in compliance with the applicable post-employment provisions.

21.      FUNDS

21.1 The Proponent shall not make any direct or indirect reference to this Agreement for the purpose of raising funds without the prior written approval of the Minister.

22.      ASSIGNMENT

22.1 This Agreement shall not be assigned in whole or in part by the Proponent without the prior written consent of the Minister and any assignment made without that consent is void and of no effect.

22.2 Where an assignment of this Agreement is made pursuant to Article 22.1, such assignment shall not relieve the Proponent of any obligation under this Agreement or impose any liability upon Canada.

23.      DISPUTE RESOLUTION

23.1 The parties agree to negotiate all disputes arising from this Agreement in good faith after receiving written notification of the existence of a dispute from any party.

23.2 If a dispute arising out of this Agreement cannot be settled amicably through negotiation, then the parties agree that either party may submit the dispute to mediation as administered by the Arbitration and Mediation Institute of Canada Inc. upon written notice to the other party. The cost of mediation shall be borne equally by the parties.

24.      GOVERNING LAW

24.1 This Agreement shall be interpreted in accordance with the laws in force in the Province of ONTARIO.

25.      AMENDMENTS

25.1 No amendment of this Agreement nor waiver of any of the terms and provisions shall be deemed valid unless effected by a written amendment signed by the parties.

26.      LOBBYIST REGISTRATION ACT

26.1 The Proponent shall ensure that any person lobbying on behalf of the Proponent is registered pursuant to the Lobbyist Registration Act.

27.      APPROPRIATION

27.1 The payment of monies by Canada under this Agreement is subject to there being an appropriation by Parliament for the Fiscal Year in which the payment of monies is to be made.

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28.      SUCCESSORS AND ASSIGNS

28.1 This Agreement shall enure to the benefit of and be binding on the parties and their respective representatives, successors and assigns.

29.      ENTIRE AGREEMENT

29.1 This Agreement constitutes the entire Agreement between the parties with respect to the subject matter of this Agreement and supersedes all previous negotiations, communications, and other agreements, whether written or verbal, between the parties.

                  IN WITNESS WHEREOF this Agreement has been executed on behalf of HER MAJESTY THE QUEEN IN RIGHT OF CANADA by an officer duly authorized by the Minister of Natural Resources and on behalf of the PROPONENT, by an officer duly authorized in that behalf.

                                    HER MAJESTY THE QUEEN IN RIGHT OF CANADA

06/11/02

                                    ____________________________________________
         Date                       Herb Dhaliwal
                                    Minister of Natural Resources

                                    HYDROGENICS CORPORATION

13/09/02

                                    ____________________________________________
         Date                       Pierre Rivard
                                    President & CEO
                                    Hydrogenics Corporation

EAE Program Agreement (Repayable Contribution)                     June 10, 2003

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                                   SCHEDULE A

                                STATEMENT OF WORK

BACKGROUND:

The Proponent has already developed a 40 kW fuel cell engine for use in light-duty vehicle applications. The engine, which includes the fuel cell stack and the balance of plant components, has been successfully integrated into a prototype fuel cell vehicle, which is currently being demonstrated by a major automobile manufacturer. Furthermore, the Proponent has been very successful in developing and marketing a series of Automatic Fuel Cell Test Stations to auto manufacturers and research organizations around the world. The proponent is also developing a variety of small, large and portable fuel cell generators for use in different applications, from stationary and back up power supply, to military operations. Consequently, the Proponent has demonstrated the relevant expertise to undertake this project.

OBJECTIVE/PURPOSE:

Hydrogenics Corporation (the Proponent) intends to pursue the commercial opportunities that exist around the world for fuel cell powered transit bus engines. Currently, there is an early demand for fuel cell powered transit buses as part of government sponsored demonstration projects in Asia, Europe, North and South America. In the future, this demand is expected to ramp-up significantly as legislative requirements (California) for zero-emission vehicles kick-in, and other governments move to procurement-based initiatives for fuel cell buses.

Hydrogenics through this project, will develop a suitable prototype fuel cell system, which will include all the necessary balance of plant components. The fuel cell system will be developed for use as an advanced power-plant in urban transit buses, and in particular, will be designed for use as part of a hybrid-electric bus configuration. The fuel cell system will be set-up to work in unison with a regenerative braking system that will employ high-voltage ultra-capacitors. The regenerative braking system will capture most of the energy that is normally lost as friction and heat in braking and will store this energy electrically in ultra-capacitors. The combination of these two technologies on a fuel cell bus should improve the overall energy efficiency of the bus by up to 25%. (The ultra-capacitors will replace the batteries that are normally used with regenerative braking systems. Batteries, due to their re-charging profile, can only recover up to 10% of the energy lost to braking, and also have a much higher weight penalty.) The regenerative braking system based on ultra-capacitors lowers the power requirements for the fuel cell system, because a significant portion of the power required for accelerating from a stop, can be supplied by the ultra-capacitors. At present, there are no fuel cell powered hybrid-electric transit buses in existence, nor are any under development as far as is known, that feature ultra-capacitors with regenerative braking. The fuel cell system and ultra-capacitor/regenerative braking system developed through this project will be the first of its kind designed for use in urban transit buses. The other innovative is where the fuel cell system and ultra-capacitors will actually be located within the transit bus. In the fuel cell buses that have been demonstrated to date, the fuel cell system is located at the back of the bus in the engine compartment. Consequently, the weight of the fuel cell system in this location along with the weight of the roof-top storage tanks, has added to the axle loadings, in-turn putting the buses out of compliance with weight regulations. Hydrogenics, will design the fuel cell system and the ultra-capacitor portion of the regenerative braking system, so that some of the fuel cell modules and ultra-capacitors may be located in different locations within the bus. This approach will put these power systems closer to where the power is required, and will permit the weight of these systems to be distributed throughout the bus thus reducing the axle loadings of the bus. The location of these systems in the bus will also be done in a manner to facilitate service and maintenance requirements.

DESCRIPTION/SCOPE:

The Proponent will engage in the development of a 180 kW fuel cell system, employing proton exchange membrane (PEM) fuel cell technology and the necessary balance of plant components. The fuel cell system will be designed to work with a regenerative braking system that employs ultra-capacitors. This project, will include the following tasks:

1. Design and construct of a 180 kW fuel cell engine module, using proton exchange membrane (PEM) fuel cells. The system will contain the following major components:

         a)       fuel cell stacks

         b)       balance of plant materials and components

         c)       automatic controls and diagnostic systems

         d)       power conditioning unit

         e)       safety systems

2.       Test and verify the operation of the fuel cell stacks.

3.       Test and verify the operation of the 180 kW fuel cell engine module

4. Integrate the ultra-capacitors with the necessary power electronics and associated controls into a 40 foot transit bus

5. Integrate a hybrid-electric drive system into a 40 foot urban transit bus

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6.       Integrate a compressed hydrogen (5,000) psi storage system into a 40 foot urban transit bus.

BENEFITS:

The proposed fuel cell power engine will be offered for use in zero-emission transit buses. The engine should be commercially available starting in the 2008 time frame. Once adopted, the technology should result in an accumulative reduction of 1 Mt of CO2 emissions by 2020. The potential for job and wealth creation in Canada is also substantial. Research and development jobs will created immediately as a result of the Project. Competition will also be created to other fuel cell engine developers, such as, International Fuel Cells, Ballard Power Systems and Nuvera. New competition will help drive the innovation process, by bringing new approaches forward, by reducing costs, and by speeding up commercialization efforts, which in-turn will benefit everyone, including the fuel cell industry.

MAJOR DELIVERABLES:

FISCAL YEAR 2002-2003

1. The Annual Report documenting progress to date and how the contribution from Canada was utilized.

FISCAL YEAR 2003-2004

1.       The Final Report which shall include details of:

         (a) one 180 kw fuel cell engine module (with balance of plant components), including test results verifying that the module is operational.

         (b) one regenerative braking system using ultra-capacitors integrated into a 40 foot urban transit bus

         (c) one hybrid-electric drive system integrated into a 40 foot urban transit bus

         (d) one compressed hydrogen (5,000) psi storage system integrated into a 40 foot urban transit bus.

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                                   SCHEDULE B

                                 ELIGIBLE COSTS

Subject to the terms and conditions of this Agreement, the Proponent shall be reimbursed for Eligible Costs paid following successful completion of Project segments. Eligible Costs shall be approved in accordance with Treasury Board Guidelines associated with the execution of the various Tasks as described in Schedule A. The reimbursable Provincial Sales Tax and the Goods and Services Tax costs must be net of any tax rebate to which the Proponent is entitled.

TOTAL ELIGIBLE COSTS                        $5,763,455.00

CONTRIBUTORS:                           $                      %
CANADA*                             2,000,000                 35

PROPONENT                           3,763,455                 65

* THE CONTRIBUTION FROM CANADA WILL BE ALLOCATED BY FISCAL YEAR (FY) AS FOLLOWS:
FY 2002/2003 = $1,000,000;

FY 2003/2004 = $1,000,000.

ELIGIBLE COSTS:

1. Labour

2. Materials and Supplies

3. Charges for the use of special facilities

4. Travel with prior approval of the Scientific Authority in accordance with Treasury Board Guidelines

NON-ELIGIBLE COSTS:

1) Property Taxes

2) Purchase of Land

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                                   SCHEDULE C

                                     REPORTS

1.1      TECHNICAL REPORTS

The Proponent shall submit quarterly Progress Reports within two weeks of the end of the quarter in question. At completion of Fiscal Year 2002-2003, the Proponent shall submit an Annual Report in place of the quarterly Progress Report. The Annual Report shall cover the period from the start of the Project until March 31, 2003 documenting progress to date. The Proponent shall submit a Draft Final Report, which is due ON OR BEFORE APRIL 30, 2004. The Final Report shall contain any revisions requested by the Minister. The Final Report shall be submitted ON OR BEFORE JUNE 30, 2004. These reports shall be to the satisfaction of the Minister and shall describe in detail how Canada's contribution was utilized. The Proponent shall deliver FIVE COPIES OF THE ANNUAL REPORT AND FIVE COPIES OF THE FINAL REPORT.

1.2      REVENUE REPORTS AND PAYMENTS

         The Proponent shall provide to the Minister not later than 30 days after the end of March and September in each calendar year, for the period of the payment obligation described in ARTICLE 6.2 of this Agreement, a complete and accurate report (including nil reports) of any Revenue received by the Proponent and shall include any payments due to Canada. The reports shall:

         (a)      contain a statement of the Revenue received by the Proponent;

         (b) include a computation of any share of the Revenue, if any, due and payable to Canada; and

         (c) be certified as correct by the Treasurer or some other senior officer of the Proponent.

2.       TECHNICAL REVIEW MEETINGS

         The Proponent shall organize and hold semi-annual PROGRESS REVIEW MEETINGS on a date suitable to the Minister's representative and any key stakeholders.